Exhibit 10.1

SERVICE AGREEMENT

AGREEMENT (hereinafter referred to as “Service Agreement”) made as of the 29th day of June, 2007 by and between JAN C.E. WENDENBURG, residing at                      GERMANY (hereinafter referred to as the “CEO”) and AUTHENTIDATE INTERNATIONAL AG, a German Aktiengesellschaft, registered in Duesseldorf, Germany and with principal offices located at Grossenbaumer Weg 6, 40474 Duesseldorf, Germany (hereinafter referred to as the “Company”).

WITNESSETH:

WHEREAS, the Company is engaged in the business of developing and marketing electronic billing, archiving, scanning and email solutions providing legally binding time and content authentication, and other software products; and

WHEREAS, the Company is a wholly-owned subsidiary of Authentidate Holding Corp., a Delaware corporation, with principal offices located at 300 Connell Drive, Berkeley Heights, NJ 07922, USA (hereinafter referred to as “AHC”); and

WHEREAS, the Company desires to continue the service relationship with the CEO for the purpose of securing for the Company the experience, ability and services of CEO; and

WHEREAS, the Supervisory Board of the Company (Aufsichtsrat) (hereinafter referred to as the “Supervisory Board”) renewed the appointment of the CEO for the term beginning July 1, 2007 and expiring June 30, 2008 (hereinafter referred to as the “Initial Renewal Period”) based on a resolution of the Supervisory Board; and

WHEREAS, CEO desires to continue working for the Company, pursuant to the terms and conditions herein set forth, superseding all prior agreements and entitlements between the Company, its parent company, its subsidiaries and/or predecessors and CEO;

NOW, THEREFORE, it is mutually agreed by and between the parties hereto as follows:

ARTICLE I

SERVICE RELATIONSHIP

Subject to and upon the terms and conditions of this Service Agreement, the Company hereby re-hires CEO, and CEO hereby accepts such re-hire in the capacity of Chief Executive Officer of the Company (Vorsitzender des Vorstandes).

ARTICLE II

DUTIES

2.1 CEO shall, during the Term, as hereinafter defined, and subject to the control of the Supervisory Board, manage the business of the Company in accordance with the laws, statutes, articles of association (Satzung), and the rules of procedure (Geschäftsordnung) for the Management Board of the company.

2.2 CEO agrees to devote full business time and his best efforts in the performance of his duties for the Company and any subsidiary corporation of the Company. Any paid or unpaid additional employment or activity, office in a supervisory board, advisory board or other office requires the prior agreement of the Supervisory Board, which – if granted – may be revoked at any time. The CEO shall inform the Supervisory Board without delay if the CEO ceases to be engaged in any such employment, activity or office. Any other activities as expert, expert witness, arbitrator, author or speaker have to comply with all rules of non-disclosure as laid out in Art. VI of this Service Agreement.

2.3 CEO shall be based in the Düsseldorf, Germany area, and acknowledges that his position may involve occasional travel, within or outside the United States and Europe as is or may be reasonably necessary in the interests of the Company

ARTICLE III

COMPENSATION

3.1 During the Initial Renewal Period, CEO shall be compensated at the rate of 210,000 Euro per annum (the “Base Salary”). The Base Salary shall be paid to CEO in equal monthly installments in accordance with the Company’s regular payroll periods.

In case of a further renewal of the appointment as a CEO following the Initial Renewal Period for a Further Renewal Period, as defined in Section 10.3 herein, the CEO shall be entitled to such base salary, as determined by the Supervisory Board in the resolution of the renewal of the appointment as a CEO. Base Salary shall not be lower than an amount of 210,000 Euro per annum, without prior consent of CEO.

3.2 Commencing with the fiscal year beginning July 1, 2007, and for each fiscal year during the Term of this Service Agreement, the Supervisory Board shall establish an Executive Bonus Plan for the CEO, which will provide for the payment of a bonus of up to a maximum of 50% of Base Salary (“Bonus”). The Bonus shall be contingent on the achievement of certain financial metrics to be established by the Supervisory Board. In the event the financial metrics are not achieved, the amount of the Bonus, if any, shall be determined by the Supervisory Board in its sole discretion.

3.3 The Company shall deduct from CEO’s compensation all taxes and dues which it may now or may hereafter be required to deduct.

3.4 CEO may receive such other additional compensation as may be determined from time to time by the Supervisory Board. Nothing herein shall be deemed or construed to require the Board to award any bonus or additional compensation. Any grant or payment of such bonus or additional compensation shall be deemed voluntary without creating any entitlement of the CEO for future payments of such benefit, even if the grant or payment is made without the express reservation of the additional benefit being voluntary.

3.5 AHC hereby guarantees to CEO the prompt and complete payment as and when due and payable of all compensation due pursuant to Sections 3.1 and 10.7 hereof.

3.6 CEO shall be eligible for equity based incentive compensation. Reward of such compensation shall be at the sole discretion of the Compensation Committee of the Board of Directors of AHC. CEO shall not have any claims against AHC on the basis of this provision in the Service Agreement.

ARTICLE IV

BENEFITS

4.1 During the Term, the Company shall provide CEO with (a) group health care and insurance benefits as generally made available to the Company’s senior management and upon such terms as provided to the Company’s senior management; (b) disability insurance; (c) and such other benefits obtained by the Company and made generally available to the Company’s senior management, including among other things, life, accident and dental insurance, pension or savings plans.

4.2 As the Company requires Key Man life insurance on the life of CEO, CEO agrees to obtain such insurance and promptly submit to such physical examinations and furnish such information as any proposed insurance carrier may request.

4.3 During the Term, the Company shall reimburse CEO for all reasonable business expenses incurred by CEO on behalf of the Company, upon presentation of suitable documentation and vouchers, in accordance with Company policy. The Company shall provide an automobile for business and personal use by CEO, of such type and quality reasonably commensurate with CEO’s position not to exceed Euro 1,500 per month. The Company will be responsible for maintaining, insuring, fueling and taxing of such automobile.

4.4 The Company shall procure a life insurance policy on the life of the CEO and maintain such policy during the Term. The life insurance policy to be procured shall pay a benefit to the CEO’s estate in the event of the CEO’s death during the Term of an amount equal to the initial Base Salary for the first year of the Term. CEO is responsible for scheduling and obtaining such policy as soon as possible at the Company’s expense.

4.5 During any period that the CEO fails to perform his duties hereunder as a result of incapacity due to physical or mental illness, the CEO shall continue to receive his full Base Salary until the CEO’s service relationship is terminated pursuant to Section 10.6 of this Service Agreement.

4.6 The Company hereby agrees to indemnify, defend, and hold harmless the CEO for any and all third party claims arising from or related to his Service Relationship with the Company at any time asserted, at any place asserted, and to the fullest extent permitted by law. During the Term, the Company shall maintain such insurance as is necessary and reasonable to protect the CEO from any and all claims arising from or in connection with his services for the Company, provided such insurance can be obtained without unreasonable effort and expense.

4.7 Any taxes or other dues incurred for any of the benefits contained in this ARTICLE IV shall be borne by the CEO and the Company shall be entitled to withhold such taxes or dues from the salary of the CEO, if so required by law.

ARTICLE V

VACATION

During the Term, CEO shall be entitled to 30 days paid vacation per calendar year.

ARTICLE VI

NON-DISCLOSURE

6.1 CEO shall not, at any time during or after the termination of his service relationship, except when acting on behalf of and with the authorization of the Company, make use of or disclose to any person, corporation, or other entity, for any purpose whatsoever, any trade secret or other confidential information concerning the Company’s business, finances, marketing, technology and other assets of the Company which if disclosed would be detrimental to the Company, including information relating to any customer of the Company or any other nonpublic business information of the Company learned as a consequence of CEO’s service relationship with the Company (collectively referred to as the “Proprietary Information”). For the purposes of this Service Agreement, trade secrets and confidential information shall mean information disclosed to CEO or known by him as a consequence of his service relationship by the Company, whether or not pursuant to this Service Agreement, and not generally known in the industry. CEO acknowledges that trade secrets and other items of confidential information, as they may exist from time to time, are valuable and unique assets of the Company, and that disclosure of any such information would cause substantial injury to the Company. As used in this ARTICLE VI, Proprietary Information shall mean information of any nature and in any form, except for information which CEO can demonstrate:

(i) was at the time of disclosure to CEO generally part of the public domain or thereafter becomes part of the public domain through no act or omission by CEO; or

(ii) was lawfully in CEO’s possession as shown in written records prior to disclosure by the Company and without obligation of confidentiality; or

(iii) was lawfully received by CEO after disclosure from a third party without obligation of confidentiality and without violation by said third party of an obligation of confidentiality to another; or

(iv) was required to be disclosed by law or court order.

ARTICLE VII

RESTRICTIVE COVENANT

7.1 During the Term hereof CEO agrees that he will not directly or indirectly enter into or become associated with or engage in any other business (whether as a partner, officer, director, shareholder, CEO, consultant, or otherwise) which business is engaged in the same or similar core business as the Company in direct competition with the Company, or which the Company was in the process of developing during the term of CEO employment with the Company and such development is based on actual or demonstrative anticipated research. Notwithstanding the foregoing, the ownership by CEO of less than five percent of the shares of any publicly held corporation shall not violate the provisions of this Section 7.1, provided that the shareholding does not entitle the CEO to exert any direct independent influence on managerial decisions of such corporation.

7.2 For the duration of one (1) year following the effective termination of the service relationship of the CEO, the CEO shall be subject to a post-contractual restriction of competition in accordance with the following terms and conditions:

(i) For the duration of the post-contractual restriction of competition, the CEO undertakes that he will not directly or indirectly

•

enter into or become associated with or engage in any other business (whether as a partner, officer, director, shareholder, CEO, consultant, or otherwise) which business is engaged in the same or similar core business as the Company in direct competition with the Company, or which the Company was in the process of developing during the term of CEO employment with the Company and such development is based on actual or demonstrative anticipated research. Notwithstanding the foregoing, the ownership by CEO of less than five percent of the shares of any publicly held corporation shall not violate the provisions of this Section 7.1, provided that the shareholding does not entitle the CEO to exert any direct independent influence on managerial decisions of such corporation; or

•

solicit any Customer of the Company for himself or any third party. For the purpose of this Section 7.2(i) the term Customer refers to any of the Company’s customers, who were in a contractual relationship with the Company during the last 12 months prior to the effective termination of the Service Relationship; or

•	actively solicit any employee of the Company to work for either himself or any third party.

(ii) For the duration of the post-contractual restriction of competition contained in this Section 7.2, the CEO shall be entitled to compensation amounting to 50% of his last base salary pursuant to Section 3.1 of this Service Agreement upon the effective termination of the Service Relationship (hereinafter referred to as the “Non-Competition Compensation”), which will be payable over a 12 month period in monthly installments at the end of each month after deduction of taxes and dues to be withheld and borne by the CEO. The Non-Competition Compensation shall be credited towards the compensation for the termination of the service relationship provided to the CEO by the Company according to sect. 10.4. The Non-Competition Compensation shall not be payable for any period, during which the CEO is in breach of the post-contractual restriction of competition.

(iii) The post-contractual restriction of competition shall not become effective if the service relationship of the CEO effectively terminates due to the CEO’s reaching the age limit pursuant to Section 10.8 of this Service Agreement.

(iv) In the case of the extraordinary termination of the Service Relationship due to important reasons, the party entitled to give extraordinary notice of termination shall be entitled to eliminate the post-contractual restriction of competition by unilateral declaration within one month following the extraordinary notice of immediate termination. Any termination of the post-contractual restriction of competition pursuant to this Section 7.2(iv) shall result in the immediate termination of the Company (and AHC’s) obligation to pay the Non-Competition Compensation.

(v) The Company may at any time prior to the effective termination of the Service Relationship waive its rights under the post-contractual restriction of competition contained in this Section 7.2 of this Service Agreement, whilst becoming free from its obligation to pay the Non-Competition Compensation six months after the declaration of such waiver.

7.3 Should any of the restrictions contained in this ARTICLE VII be or become invalid or unenforceable, this shall not have any effect on the validity of the remainder of this ARTICLE VII. This shall also apply if the invalidity or unenforceability is based solely on the scope of the restrictions. In the case of a clause being invalid or unenforceable, the parties are required to replace such clause with a valid and enforceable clause which shall be as close as possible to the economic and legal intentions of the parties pursued with the invalid or unenforceable clause.

ARTICLE VIII

INTELLECTUAL PROPERTY

8.1 The CEO shall notify to the Company all inventions made by him relating to the business of the Company, to the CEO’s activities and tasks or the experiences and works of the Company. Upon their origination, all commercial rights in and to such inventions shall exclusively be owned by the Company. The notification shall be sent to Supervisory Board immediately in writing- and shall contain all information useful for the execution of the invention, for the wording of patent applications based on the invention (including drawings)

and for the commercial exploitation of the invention. The CEO will further assist and advise the Company in connection with the filing of such intellectual property rights applications on behalf of the Company.

8.2 The obligation under Section 8.1 shall apply accordingly to technical improvements which are not subject to patent or utility model protection (technical improvements).

8.3 Without prejudice to Sections 8.1 and 8.2, the CEO herewith assigns to the Company ownership in and title to and/or (to the extent ownership and title may not be transferred to the Company according to the applicable law, such as German copyright law), the exclusive and transferable right of use and exploitation, for all kinds of use and unrestricted in time, territory and content, for all work output which is capable of copyright protection or of protection as a patent or utility patent, trademark, trade dress, registered design and/or utility model, trade and business names, sui-generis data base rights, neighbouring rights, or any other intellectual property right which the CEO produces or for which he submits an application for registration anywhere in the world (“Intellectual Property Rights”) during the period of his Service Relationship during his working hours or even outside of his working hours, insofar as they relate to his duties under this Service Agreement and/or are made using materials of the Company. As far as software is concerned, this transfer of rights extends to all development stages and includes, in particular, the source code. The Company shall be entitled to use the work output without limitation, which includes reproduction, distribution, dissemination, modification and adaptation, enhancements, translation into all languages, making publicly available, broadcasting and public dissemination via all modes of transfer and all transmission channels. In respect of software, aforesaid transfer of rights includes, without limitation, the right to decompile and reverse-engineering such software, produce updates and upgrades and to combine the software with or integrate it into other programs or systems, and to convert it into other programming languages and for other operating systems. The assignment of any use and exploitation rights hereunder includes the authorization to the issue of licenses and sublicenses to third parties.

8.4 In respect of copyrights, the general transfer of all Intellectual Property Rights as stipulated above by the CEO to the Company shall also include future works within the meaning of Section 40 UrhG. Section 40 (1) sentence 2 and 3 UrhG shall remain unaffected by the transfer of such utilization rights in and to the future works of the CEO. The CEO waives irrevocably and unconditionally the right to decide on the publication of his work output (Section 12 UrhG), the right to be named as an author of copyrights and neighbouring rights in the work output (Section 13 UrhG) and the right of access according to Section 25 UrhG.

8.5 The CEO agrees that he will execute such deeds and documents and do such other acts and things as may be necessary or desirable in the reasonable opinion of the Company to substantiate, protect and/or maintain the Intellectual Property Rights in any and all of his work output and to vest the Intellectual Property Rights in any and all work output in the Company.

8.6 The CEO shall not receive any additional remuneration in consideration of any former or future grant of rights under this ARTICLE VIII, since this is fully compensated for by the Base Salary of the CEO. Any claims in this regard shall be forfeited.

ARTICLE IX

OWNERSHIP OF TRADE SECRETS

9.1 All written materials, records and documents made by the CEO or coming into his possession during the Term concerning the business or affairs of the Company or any of its affiliates shall remain the property of the Company and its affiliates, as the case may be. Upon the termination of CEO’s service relationship with the Company or upon the earlier request of the Company, the CEO shall promptly deliver such materials, records and documents to the Company. The CEO agrees to render to the Company or to any of its affiliates such reports of the activities undertaken by the CEO or conducted under the CEO’s direction during the Term as the Company or any such affiliates may request.

9.2 The CEO agrees that any trade secret, invention, improvement, patent, patent application or writing, and any program, system or novel technique (whether or not capable of being trademarked, copyrighted or patented) conceived, devised, developed or otherwise obtained by him during the Term relating to the business, property, methods, suppliers or customers of the Company or any of its affiliates shall be and become the property of the Company and its affiliates. The CEO agrees to give the Company and its affiliates prompt written notice of his conception, invention, authorship, development or acquisition of any such trade secret, invention, improvement, patent, patent application, writing, program, system or novel technique and to execute such instruments of transfer, assignment, conveyance or confirmation and such other documents and to do all appropriate lawful acts as may be required by the Company or any of its affiliates to transfer, assign, confirm and perfect in the Company or any of its affiliates all legally protectable rights in any such trade secret, invention, improvement, patent, patent application, writing, program, system or novel technique.

ARTICLE X

TERM AND TERMINATION

10.1 This Service Agreement supersedes all prior agreements between the parties, whether oral or written prior to the effective date of this Service Agreement, which shall be terminated with effect from the beginning of the Initial Renewal Period (including – without limitation, the Employment Agreement dated as of March 15. 2005 by and between CEO, Company and AHC). The CEO is, however, entitled to any unpaid salary and any bonus applicable to fiscal year 2007. The CEO is eligible to bonus and incentive payments for fiscal year. 2007.

10.2 The term of this Service Agreement shall commence upon the effective date of the Initial Renewal Period. This Service Agreement shall terminate automatically upon the expiry of the Initial Renewal Period without prior notice of termination being required, unless an extension pursuant to Section 10.3 of this Service Agreement occurs, in which case the service relationship shall automatically terminate without prior notice being required upon the expiry of any of the Further Renewal Periods, as defined in Section 10.3, if no further renewal of the appointment occurs following the expiry of such Further Renewal Period. The period between commencement and termination of this Service Agreement is referred to as the “Term”.

10.3 Unless a new service agreement is entered into in connection with a further renewal of the appointment following the Initial Renewal Term, the Term of this Service Agreement shall be extended for any such period for which the CEO is re-appointed by the Supervisory Board of the Company with the consent of the CEO in his function as the CEO following the expiration of the term of appointment (such period being referred to as the “Further Renewal Period”). The re-appointment shall be resolved upon at least 90 days prior to the expiry of the appointment.

10.4 In the event that the Company fails to renew the appointment as CEO at the expiration of the Initial Renewal Period or any Further Renewal Period, as the case may be, for at least a one year period and the service relationship between the parties is terminated, then the CEO shall be entitled to receive his Base Salary for one year (“Severance Payment”). This shall not apply if the CEO refuses to accept such renewal of the appointment or if the service relationship terminates for any reason other than the mere failure to renew the appointment, e.g. termination pursuant to Section 10.6. through 10.8. The Severance Payment will be reduced by any Non-Competition Compensation paid pursuant to Section 7.2(ii) of this Service Agreement. In addition, the

Severance Payment shall be reduced by the Non-Competition Compensation paid or payable under Section 7.2(ii) regardless of the pay out of the Non-Compete Compensation, in the event of a breach of the Non-Compete Obligation (as referenced in Section 7.2) by the CEO. The Severance Payment shall be payable in 12 equal monthly installments at the end of each month beginning with the month following termination of this Service Agreement in accordance with the regular payroll periods. CEO shall be entitled to opt for a one-time, lump sum payment of the Severance Payment due one year after termination date.

10.5 In the case of removal of the CEO (Abberufung) the Service Agreement may be terminated with effect from the earlier of (i) expiration three months following the end of the month in which such removal occurs or – if such is longer – the expiration of the statutory notice period notice pursuant to § 622 of the German Civil Code (BGB) or (ii) the expiration of the period of appointment originally resolved upon and upon which the service relationship would have terminated if the CEO would not have been prematurely removed. The same notice periods shall apply to the notice of termination of the service relationship by the CEO. The right of extraordinary termination of the Service Agreement with immediate effect for important reasons by either party pursuant to § 626 of the German Civil Code (BGB) remains unaffected; in this case no severance payment shall be owed by the Company.

10.6 The Service Agreement will terminate automatically upon the CEO becoming permanently unable to perform his duties due to physical or mental illness. Such permanent inability shall be assumed if the CEO is likely unable to perform his services on a permanent basis due to physical or mental illness. The permanent inability to work shall be deemed to be given if the CEO has been prevented from and unable to perform all of his duties hereunder for a period of ninety consecutive days or one hundred twenty days in any three hundred sixty five day period due to the same physical or mental illness, unless otherwise determined by a medical doctor appointed upon by the parties or – should the parties be unable to agree upon a doctor – appointed by the local chamber of medical doctors (Ärztekammer) at the seat of the Company.

10.7 In case of the termination of the Service Agreement due to permanent inability to work in accordance with Section 10.6, the Company shall pay to the CEO, in addition to any amounts of Base Salary and/or Bonus accrued but unpaid, an amount equal to 50 % of his Base Salary for the year in which the termination under Section 10.6 occurs, and the proceeds of any Company paid disability insurance, if any. Such disability payment pursuant to this Section 10.7 shall be reduced by any Non-Competition Compensation pursuant to Section 7.2(ii)

of this Service Agreement and shall be payable in 12 equal monthly installments at the end of each month beginning with the month following termination of this Service Agreement in accordance with the regular payroll periods. The Company shall withhold any taxes and dues to be withheld by law from the amounts owed to the CEO.

10.8 The contract shall automatically terminate upon the CEO completing his 67th year of age.

10.9 AHC hereby guarantees to CEO the prompt and complete payment as and when due and payable of all compensation due pursuant to Sections 10.4 and 10.7 hereof. Upon payment of said liabilities, said guaranty shall be terminated and CEO shall, at the request of AHC, execute and deliver to AHC such instruments as shall be required to release and discharge AHC from its covenants herein contained.

ARTICLE XI

SEVERABILITY

11.1 If any provision of this Service Agreement shall be or be held invalid or unenforceable, the remainder of this Service Agreement shall remain in full force and effect. If any provision is or is held invalid or unenforceable with respect to particular circumstances, it shall remain in full force and effect in all other circumstances. Instead of the invalid or unenforceable clause the parties shall agree to such valid and enforceable clause which is as close to the limited legal and economic intentions of the parties as possible.

ARTICLE XII

NOTICE

12.1 All notices, requests, demands and other communications which are required or may be given under this Service Agreement shall be in writing and shall be deemed to have been duly given or made: if by hand, immediately upon delivery, if by telecopier, immediately upon the beginning of the first business day after being sent, if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch, and if mailed by certified mail, return receipt requested, four business days after mailing. All notices, requests and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

IF TO THE COMPANY:	With a copy to:
Chairman of the Supervisory Board of	Sonnenschein Nath & Rosenthal LLP
Authentidate International, AG	101 JFK Parkway
c/o Authentidate Holding Corp.	Short Hills, New Jersey 07078
300 Connell Drive	Attn: Victor H. Boyajian, Esq.
Berkeley Heights, New Jersey 07922	Telephone: +1 (973) 912-7171
Attention: Surendra Pai	Telecopier: +1 (973) 912-7199
Phone: +1 (908) 787-1700
Fax: +1 (908) 673-9920

IF TO AHC:	With a copy to:
Authentidate Holding Corp.	Becker & Poliakoff P.A.
300 Connell Drive	45 Broadway, 11th Floor
Berkeley Heights, New Jersey 07922	New York, NY 10006
Attention: President	Attn: Victor DiGioia, Esq.
Phone: +1 (908) 787-1700	Telephone: +1 (212) 599-3322
Fax: +1 (908) 673-9920	Telecopier: +1 (212) 557-0295

IF TO CEO:	With a copy to:
Jan C.E. Wendenburg

Germany
Telephone:
Telecopier:

ARTICLE XIII

BENEFIT

13.1 This Service Agreement shall inure to, and shall be binding upon, the parties hereto, the successors and assigns of the Company, and the heirs and personal representatives of CEO.

ARTICLE XIV

WAIVER

The waiver by either party of any breach or violation of any provision of this Service Agreement shall not operate or be construed as a waiver of any subsequent breach of construction and validity.

ARTICLE XV

GOVERNING LAW

15.1 This Service Agreement shall be governed by the laws of the Federal Republic of Germany.

ARTICLE XVI

ENTIRE AGREEMENT

16.1 This Service Agreement contains the entire agreement between the parties hereto. No change, addition, or amendment shall be made hereto, except by written agreement signed by the parties hereto. This shall also apply to a waiver of the requirement of written form in this ARTICLE XVI.

ARTICLE XVII

COUNTERPARTS

17.1 This Service Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Service Agreement and affixed their hands the day and year first above written.

AUTHENTIDATE INTERNATIONAL, AG

By:	/s/ Surendra Pai
Name:	Surendra Pai
Title:	Chairman of the Board

CEO

/s/ Jan C. E. Wendenburg
JAN C.E. WENDENBURG

As to Sections 10.9 and Section 12.1 only:

Apart from the guarantee contained in these Sections it is understood that nothing in this Service Agreement shall be construed as placing any obligation on AHC as party to this Service Agreement and that AHC shall especially not be construed as being an employer of CEO or liable for any benefits other than those mentioned in Sections 3.5, 10.4 and 10.7 hereof vis-à-vis the CEO.

AUTHENTIDATE HOLDING CORP.

By:	/s/ Surendra Pai
Surendra Pai
Chief Executive Officer